Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No.: 001-33335)

The following communications were made available by posts on Twitter:

Tweet 1: Comcast extends Net service for low-income families [link to http://www.philly.com/philly/business/technology/20140305_Comcast_extends__Net_service_for_low-income_families.html] #InternetEssentials [link to http://corporate.comcast.com/images/comcast-twc-legend.pdf]

Tweet 2: Nice to see the facts reported. @b_fung article on @Comcast @TWC merger. [link to http://www.washingtonpost.com/blogs/the-switch/wp/2014/03/03/comcast-this-is-why-regulators-should-approve-the-time-warner-cable-merger/] [link to http://corporate.comcast.com/images/comcast-twc-legend.pdf]

Tweet 3: Comcast Sweetens Its Low-Cost Internet Deal as Regulatory Hurdles Loom [link to http://philadelphia.cbslocal.com/2014/03/04/comcast-sweetens-its-low-cost-internet-deal-as-regulatory-hurdles-loom/#.UxZHrJuWROw.twitter] #InternetEssentials [link to http://corporate.comcast.com/images/comcast-twc-legend.pdf]

The following articles written by third parties were made available via links provided in the above communications:

Article 1:

Last updated March 5, 2014, Bob Fernandez

Comcast extends Net service for low-income families

Comcast Corp., facing federal and state government reviews of its proposed $45.2 billion deal for Time Warner Cable Inc., said Tuesday that it would indefinitely continue a $9.95-a-month Internet service for low-income families with schoolchildren.

The market-rate Xfinity Internet service from Comcast starts about $50 a month.

Comcast agreed to offer the discounted Internet service as a public-interest benefit and a condition of its acquisition of NBCUniversal in 2011. The program was scheduled to expire this June.

Comcast says that over the last three years, it provided 300,000 low-income families with the discounted Internet service, including 9,000 in the Philadelphia area.

If the Time Warner Cable deal is approved, Comcast's discounted Internet program will be available in Time Warner Cable areas and 19 of the nation's 20 largest metropolitan markets, Comcast executive David L. Cohen said in a conference call Tuesday morning.

"It's just that important," Cohen said of the Internet program that seeks to close the "digital divide." That refers to the gap between middle-class and wealthier families with home access to high-speed Internet services and the significant percentage of low-income families who lack it.

As part of Tuesday's announcement, Comcast is offering six months of free Internet Essentials for eligible low-income families in Philadelphia and 19 other areas if they apply for the program in the next two weeks.

To qualify, the family must have at least one child in school in the federal National School Lunch Program and live in a Comcast cable-TV service territory.

The family cannot have an overdue Comcast cable bill and could not have applied for Comcast Internet service in the last 90 days.

Those seeking to register for the program need to apply for Internet Essentials and be approved by March 18, the company said.

Cohen said Comcast would like to "blow the barn doors off" the program with the special offer, which also is being made in Baltimore; Lee County, Fla.; San Francisco; Stockton, Calif.; Adams County, Colo.; Atlanta; Aurora, Colo.; Chicago; Cicero-Berwyn, Ill.; Collier County, Fla.; Denver; Elk Grove, Calif.; Fresno, Calif.; Miami; Palm Beach, Fla.; Pasadena, Texas; Seattle; St. Paul, Minn.; and Tacoma, Wash.

Comcast says that since 2011 it has spent $165 million in cash and in-kind services, such as public service announcements, on Internet Essentials, and offered the service in 30,000 schools in 39 states and Washington, D.C.

John Horrigan, a national expert in broadband adoption and a former official with the Federal Communications Commission, said that 43 percent of households with incomes below $25,000 a year lack Internet in their homes - a far higher percentage than the overall population that lacks broadband Internet, 28 percent of households.

Unlike cable TV, which is considered a luxury, public policy experts view the Internet as a critical service for education, accessing health care, job applications, and other functions. Some believe the service should be regulated to make it more affordable.

As part of Internet Essentials, Comcast makes available a $150 Internet-ready computer to a participating family and digital literacy classes.

Article 2:

March 3, 2014, Brian Fung

Comcast: This is why regulators should approve the Time Warner Cable merger

To help regulators swallow the idea of a merger between Comcast and Time Warner Cable — the nation's two biggest cable companies — Comcast needs to prove that it can uphold any commitments or sacrifices it agrees to a part of the deal. As if to drive that point home, the company said on Monday that it had met or exceeded all of the obligations it accepted as conditions of a key, previous merger with NBC-Universal in 2011.

The company compliance report comes days after Sen. Al Franken (D-Minn.) wrote a letter to federal regulators accusing Comcast of failing to meet its requirements in the NBC-Universal merger of 2011.

"It's not unlike a political campaign where somebody is in a process that's going to be prolonged," said industry analyst Jeff Silva. "You want to respond to any negative aspersions cast your way, because you never know how the momentum is going to swing."

Beginning with a requirement to expand broadband access to low-income families, Comcast said its Internet Essentials program connected its millionth user in October. The program makes the Web available for $10 a month to families of students that qualify for free or discounted school lunches. Another requirement of the merger was that Comcast add 1,500 miles' worth of cable to its broadband network every year for three years; Comcast says it's built 6,289 miles — meeting the deadline and besting the requirement by 41 percent.

Other conditions of the merger included building out programming for minorities and people with disabilities. Last year, the company said, it increased the amount of diversity programming by 50 percent to 2,900 hours across its online and video-on-demand services.

"It is simply indisputable that we have honored – in fact, over-delivered – on our commitments," wrote Comcast Executive Vice President David Cohen in a blog post. "And we’ll continue to do so."

Comcast wouldn't comment on whether the report is aimed directly at easing the regulatory hurdles the company faces at the Justice Department (and potentially the Federal Communications Commission) over its proposed merger with Time Warner Cable. Still, said Comcast spokeswoman Sena Fitzmaurice, the periodic compliance disclosures show that the company is generally serious about upholding its end of the bargain.

"Like our previous reports, this one shows that we work hard to meet and exceed our merger agreements," Fitzmaurice said.

In its latest merger proposal, Comcast has vowed to shed 3 million of Time Warner Cable's 11 million subscribers and to treat all of its customers' Internet traffic equally according to net neutrality principles.

Those who look back at the history of telecommunications might point out that some of these commitments, particularly the ones about reaching underserved communities, were once the voluntary norm — at least for phone service. The fact that companies now make the same promises but expect substantial rewards in return for fulfilling them underscore how far we've come from that era.

Article 3:

March 4, 2014, Ian Bush

Comcast Sweetens Its Low-Cost Internet Deal as Regulatory Hurdles Loom

PHILADELPHIA (CBS) — Comcast Corporation says more than 300,000 low-income families across the country have signed up for its reduced-cost Internet service — but notes that many more are eligible.

So, the cable giant is extending the program indefinitely.

The move comes at a critical time for Comcast.  Only about a one-tenth of the households that could qualify for the $9.95/month “Internet Essentials” service have signed up so far.

“In two and a half years, to be able to get to this percentage of the eligible population, we think is an enormous and extraordinary accomplishment,” says Comcast executive vice president David Cohen.  But, he adds, they can do better.

So, to reignite interest in Philadelphia and nineteen other communities where it is offered, the company is making an offer to new customers who get on board by March 18th:  “We’ll give them six months of Internet Essentials service for free,” according to Cohen.

Families who have a child in the National School Lunch Program can sign up at 855-846-8376 or at internetessentials.com.

As part of Internet Essentials, Comcast also offers free digital literacy training and $150 computers.

Comcast started the program when it bought NBCUniversal; this indefinite extension could be seen as a sealing point for federal regulators as Comcast looks to scoop up the industry’s number two cable company.

“We look forward to expanding the benefits of closing the digital divide upon closing of the Time-Warner transaction,” Cohen says.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.